SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2005

SHELL CANADA LIMITED

(Translation of registrant’s name into English)

400 – 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐                     Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                     No ☑

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
(Registrant)

Date: February 14, 2005	By:	“S.A. FISH”
(Signature)

S.A. Fish, Vice President
(Name and Title)

	By:	“S.L. COSMESCU”
(Signature)

S.L. Cosmescu, Assistant Secretary
(Name and Title)

Shannon L. Cosmescu
Associate General Counsel, Corporate and Assistant Secretary

Shell Canada Limited
400 – 4th Avenue S.W.
P.O. Box 100, Station M
Calgary, Alberta T2P 2H5
Tel (403) 691-3537
Fax (403) 691-3696

February 10, 2005

The Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Prince Edward Island Securities Office
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
New Brunswick Securities Commission
Government of Nunavut
Northwest Territories Securities Commission
Government of Yukon Securities Registrar

Dear Sirs/Mesdames:

Re: Shell Canada Limited (the “Corporation”) – Annual and Special Meeting of Shareholders

Please be advised that the Annual and Special Meeting of the holders of Common Shares and 4% Cumulative Redeemable Preference Shares of the Corporation will take place on April 29, 2005. The record date for the meeting is March 10, 2005.

Yours truly,

“Shannon L. Cosmescu”

Shannon L. Cosmescu Associate General Counsel, Corporate and Assistant Secretary